Exhibit 99.1

April 14, 2022	1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: IMV INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 05, 2022
Record Date for Voting (if applicable) :	May 05, 2022
Beneficial Ownership Determination Date :	May 05, 2022
Meeting Date :	June 14, 2022
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	44974L103	CA44974L1031
COM REGULATION S US 1933 LEG	C4R68P103	CAC4R68P1036

Sincerely,

Computershare
Agent for IMV INC.